VIA SEDAR

September 11, 2014

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 10, 2014 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Nominee	Votes For	%	Votes	%	Non-Vote
			Withheld
Allan Yap	12,466,538	96.66	430,254	3.34	1,157,774
Rosanna Chau	12,584,068	97.58	312,724	2.42	1,157,774
David Lorne John Tyrrell	12,643,859	98.04	252,933	1.96	1,157,774
Alan Chan	12,519,068	97.07	377,724	2.93	1,157,774
Matthew Hall	12,234,667	94.87	662,125	5.13	1,157,774
J. Douglas Gilpin	12,643,859	98.04	252,933	1.96	1,157,774
Bradford Allen	12,644,339	98.04	252,453	1.96	1,157,774

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation for the ensuing year, with the following results:

Votes For	%	Votes Withheld	%	Non-Vote
14,021,588	99.77	32,978	0.23	0

3.	Re-approval of Amended and Restated 2001 Share Option Plan

According to proxies received and a vote by show of hands, the Amended and Restated 2001 Option Plan was re-approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote
12,505,935	96.97	390,857	3.03	1,157,774

4.	Approval and Ratification of Advance Notice By-Law

According to proxies received and a vote by show of hands, the Advance Notice By-Law was ratified, confirmed and approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote
12,740,045	98.78	156,747	1.22	1,157,774

5.	Approval of Warrants Issued to ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. – Resolution 1 – Price Approval

According to proxies received and a vote by show of hands, the warrants issued to ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. at an exercise price of $2.82 per Common shares was approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote	Invalid Votes
3,874,203	90.24	419,071	9.76	1,157,774	8,603,518

The votes attached to common shares held by ITC, E-Concept and I-Global and their respective affiliates and associates were excluded from the vote (shown in the column above as “invalid votes”).

6.	Approval of Warrants Issued to ITC Corporation Limited – Resolution 2 – Insider Approval

According to proxies received and a vote by show of hands, the warrants issued to ITC Corporation Limited, as an insider of the Corporation was approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote	Invalid Votes
5,056,071	92.34	419,315	7.66	1,157,774	7,421,406

The votes attached to common shares held by ITC and its affiliates and associates were excluded from the vote (shown in the column above as “invalid votes”).

BURCON NUTRASCIENCE CORPORATION

By: “Dorothy K.T. Law”
        Name: Dorothy K.T. Law
        Title: Senior Vice President, Legal and
         Corporate Secretary